BODISEN BIOTECH, INC.
                           North Part of Xinquia Road,
              Yang Ling AG, High-Tech Industries Demonstration Zone
                             Yang Ling, China 712100

May 24, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Carmen Moncada-Terry


Re: Bodisen Biotech, Inc. - Registration Statement on Form SB-2 File No. 333-124272 (the "Registration Statement")

Dear Ms. Moncada-Terry:

The undersigned registrant, through its duly authorized officer, hereby requests that the Securities and Exchange Commission (the "Commission"), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), enter an appropriate order making the Registration Statement effective at 11:00 a.m. Eastern time on Friday, May 27, 2005 or as soon thereafter as may be practicable.

Pursuant to Rule 461 of the Securities Act, the registrant hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned hereby confirms that the registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

BODISEN BIOTECH, INC.



By/s/ Qiong Wang
  ---------------------------------------
      Qiong Wang, Chief Executive Officer